

5yr SPX Capped Contingent Interest Trigger Equity Note

North America Structured Investments

OVERVIEW

May be appropriate for investors who seek unleveraged exposure to the appreciation of the Index, up to the Maximum Return at maturity, and Contingent Interest Payments. If the Ending Index is less than the Trigger Level, investors should be willing to lose some or all of their principal at maturity. You may not receive any Contingent Interest Payments during the term of the notes.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Index:	S&P 500® Index
Interest Rate:	At least 2.50% per annum, if any
Maximum Return:	50%
Trigger Level:	75% of the Initial Index Level
Interest Barrier:	100% of the Initial Index Level
Initial Index Level:	The Index closing level on the Pricing Date
Ending Index Level:	The Index closing level on the Observation Date
Contingent Interest Payment:	Annually, no Contingent Interest Payment on the maturity date
Pricing Date:	May 28, 2013
Review Dates:	May 27, 2014, May 26, 2015, May 25, 2016 and May 25, 2017
Observation Date:	May 25, 2018
Maturity Date:	May 31, 2018
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109213004189/e53499fwp.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

**The hypothetical returns set forth above and to the right are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

Contingent Interest Payments on the Notes

Number of No-Coupon Dates	Total Contingent Interest Payments
0 No-Coupon Dates	$100.00
1 No-Coupon Dates	$75.00
2 No-Coupon Dates	$50.00
3 No-Coupon Dates	$25.00
4 No-Coupon Dates	$0.00

We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level is less than the Interest Barrier as a "No-Coupon Date".

Return at Maturity on the Notes

Index Return	Note Return at Maturity
70.00%	50.00%
50.00%	50.00%
30.00%	30.00%
15.00%	15.00%
10.00%	10.00%
5.00%	5.00%
0.00%	0.00%
-5.00%	0.00%
-25.00%	0.00%
-30.00%	-30.00%
-50.00%	-50.00%
-70.00%	-70.00%
-100.00%	-100.00%

Contingent Interest

If the Index closing level on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date the Contingent Interest Payment equal to Interest Rate.
If the Index closing level on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made on that Review Date.

Payment at Maturity

If the Ending Index level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Total Return.
If the Ending Index Level is equal to or greater the Trigger Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level is less than the Trigger Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level.

J.P.Morgan

5yr SPX Capped Contingent Interest Trigger Equity Note



North America Structured Investments

Selected Benefits

• Provides the opportunity to earn an unleveraged return at maturity equal to the Index Return, up to the Maximum Return.

• Pays principal back at maturity if the Ending Index Level is greater than or equal to the Trigger Level.

• Offer the potential to earn a Contingent Interest Payment in connection with each annual Review Date equal to the Interest Rate. No Contingent Interest Payment will be payable on the Maturity Date.

• Potential for Long Term Capital Gains tax treatment if held longer than one year. Contingent Interest Payments are reported as ordinary income.

Selected Risks

• Your investment in the notes may result in a loss.

• Your maximum gain on the notes is limited to the Maximum Return plus any Contingent Interest Payments.

• The notes do not provide for regular interest payments and may not pay any interest at all.

• Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

• The benefit provided by the Trigger Level may terminate on the final review date.

• You will not have voting rights or rights to receive cash dividends.

• The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

• JPMS' estimated value does not represent future values and may differ from others' estimates.

• The value of the notes which may be reflected in customer account statements may be higher than JPMS' current estimated value for a limited time period.

• Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

Disclaimer

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf